ANNUAL STEP-UP DEATH BENEFIT RIDER

This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is the same as the Contract Date unless a different rider effective date is shown on the Data Page. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control.

RIDER BENEFIT

This rider provides You with the greatest of the annual step-up death benefit amount or the death benefit described in the Standard Death Benefit provision of the contract.

ANNUAL STEP-UP DEATH BENEFIT

Prior to the Annuitization Date, this rider provides an annual step-up death benefit equal to the greater of:

1.	the accumulated value on the date We receive due proof of death and all required documents; and
2. the total of premium payments made minus an adjustment for each partial surrender (and any applicable Surrender Charge and fees) and minus an adjustment for each partial annuitization made prior to the date we receive due proof of death and all required documents; and
3. the highest accumulated value on any Contract Anniversary prior to the Lock-In Date plus any premium payments made since that Contract Anniversary and minus an adjustment for each partial surrender (and any applicable Surrender Charge and fees) and minus an adjustment for each partial annuitization made after that Contract Anniversary.

On and after the Lock-In Date, the amount determined in 3 above will only be increased by any premium payments made since the Lock-In Date, and decreased by an adjustment for each partial surrender and/or partial annuitization made since the Lock-In Date. The Lock-In Date is the Contract Anniversary following the oldest Owner's 80th birthday (or Annuitant, if non-natural Owner).

ADJUSTMENT FOR PARTIAL SURRENDERS AND/OR PARTIAL ANNUITIZATIONS

The adjustment for partial surrenders and/or partial annuitizations as described above will reduce the death benefit. The adjustment for partial surrenders and/or partial annuitizations is equal to (a divided by b) multiplied by c, where:

a.	equals the amount of the partial surrender (and any applicable Surrender Charge and fees)
and/or the amount of the partial annuitization; and
b. equals the accumulated value immediately prior to the partial surrender and/or partial annuitization; and

c.	equals the amounts determined in 2 or 3 above (as applicable) immediately prior to the partial surrender and/or partial annuitization.

EXAMPLE: Your accumulated value is $10,000 and You take a partial surrender of $2,000 (20% of Your accumulated value). For purposes of calculating the benefit under this rider, We reduce the amounts determined in 2 or 3 above by 20%.

INVESTMENT OPTION RESTRICTIONS

While this rider is in effect, the Investment Options You may select may be limited. We may modify the
Investment Options available with this rider from time to time.

You will be notified in writing at least 30 days (or longer if required by state and/or federal law or regulation) prior to any change in Investment Option restrictions.

RIDER CHARGE

The initial rider charge is shown on the Data Page. We may increase the rider charge, but We guarantee that the increased charge will not exceed the maximum rider charge shown on the Data Page. The charge is a percentage of the average quarterly accumulated value and is deducted from the accumulated value at the end of each calendar quarter. If this rider is purchased after the beginning of a quarter, then the charge is pro-rated according to the number of days it is in effect during the quarter.

If the rider is terminated, a pro-rated rider charge is deducted for the period of time the rider was in effect during the calendar quarter until the date the rider terminates.

TERMINATION

This rider terminates on the earliest of the following:
1. the date We receive Your request to terminate the rider; or
2. the death of an Owner; or
3. the date the Owner is changed (unless changed to a non-natural Owner); or
4. the date the contract accumulated value reduces to zero.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

/s/ Larry Zimpleman
Chairman, President and CEO

Principal Life Insurance Company
Des Moines, Iowa 50392-0001